UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number: 001-39080

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

I.D. Systems, Inc. 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POWERFLEET, INC.

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

I.D. Systems, Inc. 401(k) PLAN

Other Schedules required by 29CFT2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the

I.D. Systems, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP

We have served as the Plan’s auditor since 2011.

New York, New York

June 29, 2021

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019

ASSETS
INVESTMENTS
PowerFleet, Inc. unitized account	$257,288	$221,198
Mutual Funds	11,732,382	9,022,737
Self-directed brokerage accounts	584,371	548,741
Common / Collective trusts	-	1,078,744
Total investments	12,574,041	10,871,420

RECEIVABLES
Participant contributions	24,478	29,177
Notes receivable from participants	228,343	199,233
Total receivables	252,821	228,410

NET ASSETS AVAILABLE FOR BENEFITS	$12,826,862	$11,099,830

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2020	2019

ADDITIONS
Investment income
Interest and dividends	$227,387	$11,351
Net loss on sale of assets	(9,318)	-
Net appreciation in fair value of investments	2,150,141	2,170,945
Total investment income	2,368,210	2,182,296

Contributions
Participants	834,565	890,674
Rollover	38,447	281,803
Total contributions	873,012	1,172,477

Total additions	3,241,222	3,354,773

DEDUCTIONS
Benefits paid to participants	1,482,627	442,586
Administrative and other expenses	31,563	2,232
Total deductions	1,514,190	444,818

Net increase	1,727,032	2,909,955

NET ASSETS AVAILABLE FOR BENEFIT, BEGINNING OF YEAR	11,099,830	8,189,875
NET ASSETS AVAILABLE FOR BENEFIT, END OF YEAR	$12,826,862	$11,099,830

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for the Plan’s provisions.

General

The Plan was originally established by I.D. Systems, Inc. (“I.D. Systems”) in 1998 for the purpose of providing retirement benefits for eligible employees of I.D. System, Inc. The Plan was amended on July 24, 2017. Effective January 1, 2020, I.D. Systems adopted the Automatic Data Processing (“ADP”) Defined Contribution Plan 401(K) Profit Sharing Plan. The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan (the “Trustee”) assets is Reliance Trust Company. The named fiduciary for the administration of the Plan is the Director of Human Resources (the “Plan Administrator”).

On October 3, 2019, I.D. Systems became a wholly owned subsidiary of PowerFleet, Inc. (“PowerFleet”), as a result of the acquisition of Pointer Telocation Ltd. (the “Transactions”). Following the completion of the Transactions, employees of I.D. Systems and PowerFleet were eligible to participate in the Plan. Unless otherwise indicated or the context otherwise requires, all references to the “Company” mean I.D. Systems and its subsidiaries before October 3, 2019 and PowerFleet and its subsidiaries on and following October 3, 2019.

In March 2020, the novel coronavirus (or “COVID-19”) outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has also led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of the Company’s common stock and other Plan assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted, which included provisions, among others, that provided temporary relief for those retirement plan participants affected by COVID-19. Participants who met certain criteria could take a penalty-free hardship withdrawal, borrow from their accounts at higher limits and suspend making payments on their participant loans until 2021.

Contributions

Participants in the Plan may elect to defer and contribute from 1% to 90% of their annual eligible compensation, as defined by the Plan, not to exceed dollar limitations that are set by law. Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law. Participants may also contribute (rollover) amounts representing distributions from other qualified defined benefit or qualified defined contribution plans.

Each year, the Company may contribute to the Plan a discretionary matching contribution. Matching contributions are subject to vesting requirements. For the plan years ended December 31, 2020 and 2019, the Company did not declare any discretionary matching contribution.

Participant Accounts

Each participant account is credited with the participant’s share of any employer contributions, any contributions made by the participant, and the participants share of any investment earnings (losses) and increases (decreases) in the value of investments. All reasonable costs and expenses incurred by the Administrator and the Trustee in administering the Plan are charged against the accounts of all participants unless the Company elects to pay such expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Participants vest in the Plan’s discretionary match portion of their accounts as follows:

Years of Vesting Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of his or her vested account balance, not to exceed $50,000. The minimum loan a participant may take is $1,000. All loans must be repaid in level payments on at least a quarterly basis over a five-year period unless the loan is for the purchase of a principal residence in which case the loan may be repaid within a reasonable period of time determined at the time the loan is made. The loans are secured by the balance of the participant’s vested account and bear interest at a rate commensurate with market rates.

Payment of Benefits

A participant’s vested account balance is payable upon retirement, disability, death or other termination of employment. Distributions are payable in a lump sum or in installments over a period not exceeding the participant’s life expectancy. However, if the value of a participant’s vested account is $5,000 or less, it is only payable in a lump sum.

A participant may withdraw all or a portion of his or her vested account during employment if he or she has reached age 59-1/2. A participant may withdraw his or her own contributions (but not earnings on those contributions) during employment for certain hardship reasons.

Upon the death of an active participating employee, such employee’s beneficiary is entitled to the total amount of the employee’s account without penalty plus an allocation of any Company contribution relating to the year in which the death occurred.

Separated participants with vested account balances exceeding $5,000 may delay the timing of the receipt of benefits subject to minimum distribution rules required by law. Participants with a balance of $5,000 or less may be paid out without the participant’s consent in a single-sum payment or by direct rollover to an individual retirement account (“IRA”) or other eligible retirement plan as soon as reasonably practicable following the date of employment termination.

Forfeited Accounts

If a participant terminates employment with the Company at a time when the participant does not have a fully vested account, the nonvested employer contributions and actual earnings thereon are forfeited. Forfeitures may be used to reduce future discretionary employer matching contributions or cover future administrative expenses. Forfeitures in the amount of $5,797 and $1,054 were used during the years ended December 31, 2020 and 2019, respectively, to pay for the Plan’s expenses. Forfeitures available at December 31, 2020 and 2019 totaled $-0- and $5,797, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested with all rights to any amounts in their respective accounts.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are participant directed and reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as deemed distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, including custodial and administrative fees, are paid by the Plan. Administrative expenses for loans and distributions are paid by the participant. Certain other expenses such as audit and accounting fees are paid by the Company.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The objective of this guidance is to improve the effectiveness of disclosure requirements for fair value measurement. The updated guidance is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The adoption of this standard did not have a material impact on the Plan’s financial statements and related disclosures.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Plan has evaluated subsequent events through June 29, 2021, the date the financial statements were available to be issued.

NOTE 3 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (“Codification”), Fair Value Measurements and Disclosures , provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Codification are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for asset or liability;

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

PowerFleet, Inc. unitized account: Valued at closing price reported on active market on which the securities are traded, plus money market funds held.

Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the fair value hierarchy for the Plan’s investments at fair value as of December 31, 2020 and 2019:

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

PowerFleet, Inc. unitized account	$257,288	$-	$-	$257,288
Mutual Funds	11,732,382	-	-	11,732,382
Self-directed brokerage accounts	584,371	-	-	584,371
Total assets in the fair value hierarchy	$12,574,041	$-	$-	$12,574,041
Investments measured at net asset value (a)				-
Total investments at fair value				$12,574,041

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

I.D. Systems, Inc. unitized account	$221,198	$-	$-	$221,198
Mutual Funds	9,022,737	-	-	9,022,737
Self-directed brokerage accounts	548,741	-	-	548,741
Total assets in the fair value hierarchy	$9,792,676	$-	$-	$9,792,676
Investments measured at net asset value (a)				1,078,744
Total investments at fair value				$10,871,420

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) using the practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Transfers between levels

For the years ended December 31, 2020 and 2019, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Investments Measured Using the Net Asset Value per Share Practical Expedient

The investment in Common/Collective trusts for which fair value is measured using the net asset value per share practical expedient was $-0- and $1,078,744 as of December 31, 2020 and 2019, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan. As of December 31, 2020 and 2019, there were no unfunded commitments. The investment carries a daily redemption frequency, with a redemption notice period of 12 months at December 31, 2020 and 2019.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in common stock of the Company and issues loans to participants when administered by ADP and Mass Mutual for the years ended December 31, 2020, and 2019, respectively. Certain Plan investments are shares of various mutual funds that are owned and managed by Mass Mutual, who was the custodian and recordkeeper for the year ended December 31, 2019. These transactions qualify as party-in-interest transactions. Fees paid to ADP and Mass Mutual for the years ended December 31, 2020, and 2019 were $2,100 and $28,227, respectively.

NOTE 5 - TAX STATUS

The Plan is based on a “volume submitter” plan document. The sponsor of the volume submitter document has received a favorable determination letter from the Internal Revenue Service (IRS) dated July 16, 2014, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2005-16, the Company has chosen to rely on the IRS determination letter issued to the sponsor of the volume submitter document as evidence that the form of the Plan is tax-qualified. The Plan is also required to be operated in conformity with the Code to maintain its tax-qualified status. The Plan administrator believes that the Plan, which has been amended since the date of the determination letter, continues to be tax-qualified in both form and operation.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 7 - RECONCILIATION OF CERTAIN FINANCIAL STATEMENT AMOUNTS TO AMOUNTS IN FORM 5500

The Plan prepares its Form 5500 on a cash basis. The following is a reconciliation of net assets available for benefits from Form 5500 to the financial statements as of December 31:

	2020	2019

Net assets available for benefits per Form 5500	$12,797,493	$11,051,442
Add: Participants contribution receivable - employee	24,478	29,177
Deemed distributed participant loans principal and interest	4,891	-
Add: Deemed distributions of participant loans	-	19,211
Net assets available for benefits per the financial statements	$12,826,862	$11,099,830

The following is a reconciliation of net increase in net assets available for benefit from Form 5500 to the financial statements as of December 31:

	2020	2019

Net increase (decrease) in net assets available for benefit per Form 5500	$1,746,051	$2,885,363
Add: Participant contribution receivable - employee	24,478	29,177
Deemed distributions of participant loans	(19,211)	19,211
Add: Deemed distributed participant loans principal and interest	4,891	-
Less: Prior year participant contribution receivable - employee	(29,177)	(23,796)
Net increase (decrease) in net assets available for benefit per financial statements	$1,727,032	$2,909,955

The following is a reconciliation of participant contributions from Form 5500 to the financial statements as of December 31:

	2020	2019

Participant contributions per Form 5500	$877,711	$1,167,096
Add: Current year participant contribution receivable - employee	24,478	29,177
Less: Prior year participant contribution receivable - employee	(29,177)	(23,796)
Participant contributions including rollover per the financial statements	$873,012	$1,172,477

I.D. SYSTEMS, INC. 401(k) PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 22-3270799 PLAN #001

December 31, 2020

	(b)	(c)
	Identity of Issue	Description of Investment, Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost**	Value

	Dimensional Fund Advisors	DFA Inflation Protected Securities Portfolio - Institutional Class		$21,973
	Fidelity Investments	Fidelity Four-in-One Index Fund		9,253
*	PowerFleet Inc. unitized account	ID Systems Company Stock Fund		257,288
	Ivy Funds	Ivy International Core Equity Fund - Class N		294,291
	TD Ameritrade, Inc.	Self-Directed Brokerage Account		584,371
	TIAA Investments	TIAA-CREF Emerging Markets Equity Index Fund - Institutional Class		25,721
	TIAA Investments	TIAA-CREF Large Cap Growth Index Fund - Institutional Class		2,873,932
	TIAA Investments	TIAA-CREF Lifecycle Index 2025 Fund - Institutional Class		313,276
	TIAA Investments	TIAA-CREF Lifecycle Index 2030 Fund - Institutional Class		145,963
	TIAA Investments	TIAA-CREF Lifecycle Index 2035 Fund - Institutional Class		94,463
	TIAA Investments	TIAA-CREF Lifecycle Index 2040 Fund - Institutional Class		743,442
	TIAA Investments	TIAA-CREF Lifecycle Index 2045 Fund - Institutional Class		9,182
	TIAA Investments	TIAA-CREF Lifecycle Index 2055 Fund - Institutional Class		1,938
	TIAA Investments	TIAA-CREF Lifecycle Index 2060 Fund - Institutional Class		5,134
	TIAA Investments	TIAA-CREF Lifecycle Index Retirement Income Fund - Institutional Class		26,970
	Vanguard	Vanguard 500 Index Fund - Admiral Class		1,530,761
	Vanguard	Vanguard Balanced Index Fund - Admiral Class		1,276,880
	Vanguard	Vanguard High Yield Corporate Fund - Admiral Class		4,669
	Vanguard	Vanguard Intermediate Term Bond Index Fund - Admiral Class		830,314
	Vanguard	Vanguard International Growth Fund - Admiral Class		984,566
	Vanguard	Vanguard Long Term Investment Grade Fund - Admiral Class		219
	Vanguard	Vanguard Mid Cap Growth Index Fund - Admiral Class		830,765
	Vanguard	Vanguard Mid-Cap Value Index Fund - Admiral Class		316,167
	Vanguard	Vanguard Short Term Corporate Bond Index Fund - Admiral Class		422,980
	Vanguard	Vanguard Small Cap Growth Index Fund - Admiral Class		26,612
	Vanguard	Vanguard Small Cap Index Fund - Admiral Class		271,182
	Vanguard	Vanguard Small Cap Value Index Fund - Admiral Class		44,009
	Vanguard	Vanguard Total International Bond Index Fund - Admiral Class		118,220
	Vanguard	Vanguard Treasury Money Market Fund - Investor Class		502,257
	Vanguard	Vanguard Value Index Fund - Admiral Class		7,243
*	Notes Receivable from Participants	Interest rates 5.25% - 9.00%		228,343

				$12,802,384

* Indicates party-in-interest to the Plan.

** Cost omitted for participant directed investment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the I.D. Systems, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

I.D. Systems Inc. 401(k) Plan

/s/ Ned Mavrommatis
Ned Mavrommatis
Chief Financial Officer and Treasurer

June 29, 2021
Date

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

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